MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2010

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR” and “FR.WT.B”, respectively. The common shares are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation in which it is involved as the plaintiff, described herein in the Liquidity section.

QUALIFIED PERSONS

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company, and Ramon Davila, the Company’s Chief Operating Officer was recently certified as a Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Suite 1805, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of August 13, 2010, unless otherwise stated.

SECOND QUARTER 2010 HIGHLIGHTS

  Generated Gross Revenue of $31,799,382, a 102% increase over the second quarter of 2009.

  Generated Net Revenue of $28,963,285, a 122% increase over the second quarter of 2009.

  Recognized Mine Operating Earnings of $13,054,305, a 679% increase over the second quarter of 2009.

  Net Income after taxes was $8,887,116, a 757% increase over the second quarter of 2009.

  Basic Earnings per Share were $0.10, a 900% increase over the corresponding period in 2009.

  Increased production by 73% to 1,656,165 silver equivalent ounces.

  Increased sales by 51% to 1,623,844 silver equivalent ounces.

  Realized an average selling price of US$18.68 per ounce of silver, which is 48% higher than the second quarter of 2009.

  Reduced Total Cash Costs per ounce by 10% from Q2-2009 to US$8.20 for Q2-2010.

  Reduced Direct Cash Costs per ounce by 2% from Q2-2009 to US$6.16 for Q2-2010.

Results of Operations

Consolidated gross revenue (prior to smelting and refining charges and metal deductions) for the quarter ended June 30, 2010 was $31.8 million (US$30.3 million) compared to $15.8 million (US$13.5 million) for the quarter ended June 30, 2009 for an increase of $16.0 million or 102%. Compared to the first quarter ended March 31, 2010, consolidated gross revenue increased by $9.9 million or 45%. The increase in revenues in the second quarter of 2010 is primarily attributable to a 25% increase in silver ounces sold compared to the first quarter ended March 31, 2010. The increase in ounces sold is due to the launch of the new cyanidation plant at the La Encantada Silver Mine and improving operating levels at the La Parrilla Silver Mine which combined to contribute a 86% increase in silver production when compared to the second quarter of 2009.

In the second quarter of 2010, the Company sold 1,623,844 ounces of silver equivalent at an average price of $19.58 per ounce (US$18.68) compared to 1,073,129 ounces in the second quarter of 2009 at an average price of $14.70 per ounce (US$12.60), representing an increase of 51% in shipments over the same quarter in 2009 and a 25% increase over the first quarter of 2010. In the first quarter of 2010, the Company sold 1,298,659 ounces of silver equivalents at an average price of $16.89 (US$16.23) per ounce.

Production of silver, excluding any equivalents from gold or lead, increased by 9% over the prior quarter and 86% compared to the second quarter of 2009. The Company produced 1,538,798 ounces of silver in the current quarter, 1,409,825 ounces of silver in the first quarter of 2010 (commercial and non-commercial production), and 827,720 ounces in the second quarter of 2009. In the second quarter of 2010, 93% of First Majestic’s revenue resulted from the sale of pure silver making it the purest silver producer relative to its peers.

The new plant at La Encantada achieved commercial production on April 1, 2010. The design of the new plant allows for the production of silver doré bars which are generally 93-97% silver with small amounts of lead, gold and other metals making up the balance of the contents of these bars. During the second quarter, smelting furnaces were installed, allowing for the discontinuation of concentrate production. The economic differences are significant and are beginning to reflect in the financial numbers. Management completed a review of the economics of lead production and concluded that, due to the relatively small amount of lead produced historically and current lead prices, ore was more valuable if processed directly through cyanidation rather than being floated, and thus the flotation circuit was shut down in June 2010. As a result of the discontinuation of flotation, concentrate production decreased in the second quarter and lead as a byproduct decreased by 41% to 1,494,548 pounds. The economics of switching from concentrate production to doré production resulted in a savings of smelting and refining costs at La Encantada of approximately US$2.61 per ounce of silver in the second quarter of 2010, and a savings of US$1.10 per silver ounce for consolidated operations in the second quarter of 2010. The new La Encantada cyanidation plant achieved average throughput of approximately 2,900 tonnes per day in the second quarter. This average throughput is expected to increase in the third quarter.

Total commercial production for the second quarter of 2010 increased by 22% compared to the first quarter of 2010. Total production (commercial and non-commercial) for the second quarter of 2010 increased 2% from the prior quarter and 73% from the same quarter of the prior year to 1,656,165 ounces of silver equivalents consisting of 1,538,798 ounces of silver, 541 ounces of gold and 1,494,548 pounds of lead. This compares to the 957,936 ounces of silver equivalents produced in the second quarter of 2009, which consisted of 827,720 ounces of silver, 746 ounces of gold, 1,493,162 pounds of lead, and compares with production in the first quarter of 1,619,403 ounces of silver equivalents consisting of 1,409,825 ounces of silver, 857 ounces of gold and 2,542,071 pounds of lead.

Net sales revenue (after smelting and refining charges and metals deductions) for the quarter ended June 30, 2010 was $29.0 million, an increase of 122% compared to $13.0 million for the second quarter of 2009. Net sales revenue for the quarter ended June 30, 2010 increased by 59% compared to $18.2 million in the first quarter of 2010. Smelting and refining charges and metal deductions decreased to 9% of gross revenue in the second quarter of 2010 compared to 17% of gross revenue in the second quarter of 2009, due to a shift in the production mix toward silver doré which is a benefit from the new cyanidation plant at La Encantada. Average smelting charges for doré in the second quarter of 2010 were US$0.60 per silver ounce as compared to US$4.79 per silver ounce for concentrates.

The Company generated net income of $8.9 million in the second quarter of 2010, or earnings per common share (“EPS”) of $0.10 compared to a net income in the second quarter of 2009 of $1.0 million or EPS of $0.01. Net income for the second quarter of 2010 included non-cash stock-based compensation expense of $0.6 million and an income tax provision of $1.4 million. In the first quarter of 2010, net income was $3.0 million resulting in EPS of $0.03. If the revenues and expenses of the new plant were deemed commercial in the first quarter (recorded as income rather than capital), an additional $2.3 million of capitalized profits would have increased EPS in the first quarter upwards to $0.06.

Direct cash costs per ounce of silver (a non-GAAP measure) for the second quarter of 2010 were US$6.16, compared to US$6.31 per ounce of silver in the second quarter of 2009 and US$4.94 per ounce of silver in the first quarter of 2010. The cost increase was attributed to an increase in the peso relative to the US dollar, as well as an increase in electricity and diesel costs compared to previous quarters.

Total cash costs per ounce (including smelting, refining, metal deductions, transportation and other selling costs, and byproduct credits, which is a non-GAAP measure) for the second quarter of 2010 was US$8.20 per ounce of silver compared to US$9.15 per ounce of silver in the second quarter of 2009 and US$8.11 per ounce in the first quarter of 2010.

Mine operating earnings for the second quarter of 2010 increased by 679% to $13.1 million, compared to mine operating earnings of $1.7 million for the second quarter of 2009, and are associated with an increase in net revenue during the second quarter of 2010. When compared to the first quarter of 2010, mine operating earnings increased by 78% from $7.4 million to $13.1 million.

Operating income increased by 907%, or $11.2 million, to $10.0 million for the quarter ended June 30, 2010, from an operating loss of $1.2 million for the quarter ended June 30, 2009, due to the 51% increase in ounces sold and the 51% increase in average US$ revenue per ounce of silver sold. When compared to the first quarter of 2010, operating income increased by 114% from $4.7 million to $10.0 million.

During the quarter ended June 30, 2010, the Company invested $2.6 million in its mineral properties and a further $3.0 million in additions to plant and equipment on a cash basis. This compares to $3.2 million invested in its mineral properties and a further $5.9 million in additions to plant and equipment on a cash basis in the second quarter ended June 30, 2009. When compared to the first quarter of 2010, the Company invested $3.4 million in mineral properties and a further $1.4 million in additions to plant and equipment on a cash basis.

The material subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	Real de Catorce Silver Project	Real de Catorce property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars for comparative purposes. U.S. dollar results are translated using the U.S. dollar rates on the dates which the transactions occurred.

MINING OPERATING RESULTS

Quarter Ended June 30,		CONSOLIDATED FIRST MAJESTIC RESULTS
2010	2009
404,350	204,873	Ore processed/tonnes milled (4)	741,460	420,920
224	189	Average silver grade (g/tonne)	223	206
53%	66%	Recovery (%)	55%	63%
1,538,798	827,720	Commercial silver ounces produced	2,687,430	1,757,683
-	-	Pre-commercial silver ounces produced (4)	261,193	-
1,538,798	827,720	Total silver ounces produced (4)	2,948,623	1,757,683
541	746	Gold ounces produced (4)	1,398	1,237
38,555	49,857	Equivalent ounces from gold (4)	98,245	83,340
1,494,548	1,493,162	Pounds of lead produced (4)	4,036,618	3,321,901
78,814	80,359	Equivalent ounces from lead (4)	228,701	157,030
1,656,165	957,936	Total production - ounces silver equivalent (4)	3,275,569	1,998,053
1,656,165	957,936	Total commercial production - ounces silver equivalent	3,013,613	1,998,053
1,623,844	1,073,129	Ounces of silver equivalents sold (1)	2,922,503	2,069,724
$8.20	$9.15	Total US cash cost per ounce (2)	$8.16	$8.33
$6.16	$6.31	Direct US cash cost per ounce (2)	$5.47	$5.58
5,063	4,918	Underground development (m)	10,163	9,529
3,090	363	Diamond drilling (m)	3,399	5,411
$29.11	$31.49	Total US production cost per tonne (3)	$32.78	$29.47

Quarter Ended June 30,		LA ENCANTADA RESULTS
2010	2009
264,552	68,481	Ore processed/tonnes milled (4)	459,302	145,037
248	237	Average silver grade (g/tonne)	244	273
44%	50%	Recovery (%)	46%	51%
921,078	263,321	Commercial silver ounces produced	1,383,507	648,297
-	-	Pre-commercial silver ounces produced (4)	261,193	-
921,078	263,321	Silver ounces produced (4)	1,644,700	648,297
13	-	Gold ounces produced (4)	25	-
897	-	Equivalent ounces from gold (4)	1,669	-
549,461	569,712	Pounds of lead produced (4)	2,095,246	1,472,084
28,249	28,109	Equivalent ounces from lead (4)	119,062	65,828
950,223	291,430	Total production - ounces of silver equivalent (4)	1,765,431	714,125
950,223	291,430	Total commercial production - ounces silver equivalent	1,503,475	714,125
889,676	289,753	Ounces of silver equivalents sold	1,465,899	707,970
$7.57	$11.59	Total US cash cost per ounce (2)	$7.91	$9.21
$6.17	$7.14	Direct US cash cost per ounce (2)	$5.22	$5.23
1,964	2,230	Underground development (m)	3,997	4,327
1,898	-	Diamond drilling (m)	1,898	2,397
$23.34	$30.28	Total US production cost per tonne (3)	$26.95	$27.33

Quarter Ended June 30,		LA PARRILLA RESULTS
2010	2009
75,271	63,548	Ore processed/tonnes milled	148,714	129,454
205	196	Average silver grade (g/tonne)	209	193
76%	81%	Recovery (%)	75%	74%
375,465	324,972	Silver ounces produced	750,911	593,301
100	221	Gold ounces produced	219	371
9,955	14,408	Equivalent ounces from gold	21,038	25,252
945,087	923,450	Pounds of lead produced	1,941,372	1,849,817
50,565	52,250	Equivalent ounces from lead	109,639	91,202
435,983	391,630	Total production - ounces of silver equivalent	881,588	709,754
429,773	423,674	Ounces of silver equivalents sold	874,985	724,855
$8.38	$7.93	Total US cash cost per ounce (2)	$8.44	$8.32
$4.25	$4.72	Direct US cash cost per ounce (2)	$4.48	$4.95
1,780	1,982	Underground development (m)	3,484	3,787
-	-	Diamond drilling (m)	37	2,038
$37.34	$34.55	Total US production cost per tonne (3)	$38.64	$33.19

Quarter Ended June 30,		SAN MARTIN RESULTS	Year to Date June 30,
2010	2009
64,527	72,844	Ore processed/tonnes milled	133,444	146,430
150	138	Average silver grade (g/tonne)	166	150
78%	74%	Recovery (%)	78%	73%
242,255	239,427	Silver ounces produced	553,012	516,086
428	525	Gold ounces produced	1,154	866
27,703	35,449	Equivalent ounces from gold	75,538	58,088
269,958	274,876	Total production - ounces of silver equivalent	628,550	574,174
286,297	319,424	Ounces of silver equivalents sold	633,274	597,163
$10.30	$8.12	Total US cash cost per ounce (2)	$8.39	$7.23
$9.03	$7.54	Direct US cash cost per ounce (2)	$7.41	$6.76
1,319	707	Underground development (m)	2,682	1,414
1,192	363	Diamond drilling (m)	1,464	976
$43.13	$29.97	Total US production cost per tonne (3)	$40.91	$28.31

(1)

Includes 18,098 ounces in the quarter ended June 30, 2010 and (51,655) ounces for the year to date ended June 30, 2010 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2)

The Company reports non-GAAP measures which include direct costs per tonne and total cash cost (including smelting and refining charges) and direct cash cost (total cash cost less smelting and refining costs) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Gold Institute (Production Cost Standards, November 1999), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 7 and 8.

(3)	Total US production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.
(4)

The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total US cash cost per ounce, direct US cash cost per ounce and total US production cost per tonne were based on production excluding pre-commercial stage production of 261,957 silver equivalent ounces during the quarter ended March 31, 2010.

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE QUARTER AND YEAR ENDED JUNE 30, 2010 AND 2009

“Cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our Consolidated Statements of Income. Direct cash costs consist of total cash costs less smelting, refining, transportation and other selling costs.

		Th ree Months Ended June 30, 2010				Three Months Ended Ju ne 30, 2009
		San Martin	La Parrilla	La Encantada	Total	San Martin	La P arrilla	La Encantada	Total
COST OF SALES	US$	3,119,311	2,935,918	6,348,578	12,403,807	2,361,989	2,326,204	2,275,641	6,963,834
ADD: THIRD PARTY SMELTING AND REFINING	US$	176,149	1,418,320	1,100,507	2,694,976	139,277	1,045,512	1,170,930	2,355,719
DEDUCT: BY-PRODUCT CREDITS	US$	(594,543)	(1,214,600)	(491,995)	(2,301,138)	(555,958)	(793,202)	(394,725)	(1,743,885)
DEDUCT: ROYALTI ES	US$	-	(15,654)	-	(15,654)	-	-	-	-
ADD (DEDUCT): PROFIT SHARING	US$	(156,815)	-	(720,703)	(877,518)	-	-	-	-
INVENTORY CHANGES	US$	(47,970)	18,740	738,950	709,720	-	-	-	-
OTHER NON-CASH COSTS	US$	310	1,851	(2,151)	10	-	-	-	-
TOTAL CASH COST (A)	US$	2,496,442	3,144,575	6,973,186	12,614,203	1,945,308	2,578,514	3,051,846	7,575,668
DEDUCT: THIRD PARTY SMELTING, REFINING,
TRANSPORT & OTHER SELLING COSTS	US$	(307,950)	(1,548,830)	(1,289,344)	(3,146,124)	(318,450)	(1,176,269)	(1,372,716)	(2,867,435)
DIRECT CASH COST (B)	US$	2,188,492	1,595,745	5,683,842	9,468,079	1,626,858	1,402,245	1,679,130	4,708,233

TONNES PRODUCED	TONNES	64,527	75,271	264,552	404,350	72,844	63,548	68,481	204,873
OUNCES OF SILVER PRODUCED (C)	OZ	242,255	375,465	921,078	1,538,798	239,427	324,972	263,321	827,720
OUNCES OF SILVER EQ PRODUCED	OZ EQ	27,702	60,518	29,146	117,366	35,449	66,658	28,109	130,216
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	269,957	435,983	950,224	1,656,164	274,876	391,630	291,430	957,936

TOTAL CASH COST PER OUNCE (A/C)	US$/OZ	10.30	8.38	7.57	8.20	8.12	7.93	11.59	9.15

TOTAL CASH COST PER OUNCE	US$/OZ	10.30	8.38	7.57	8.20	8. 12	7.93	11.59	9.15
THIRD PARTY SMELTING, REFINING, TRANSPORT
& OTHER SELLING COSTS PER OUNCE	US$/OZ	(1.27)	(4.13)	(1.40)	(2.04)	(0. 58)	(3.22)	(4.45)	(2.85)
DIRECT CASH COST PER OUNCE (B/C)	US$/OZ	9.03	4.25	6.17	6.16	7.54	4.72	7.14	6.31

MINING	US$/Tonne	17.48	15.15	4.61	8.63	11. 80	12.68	14.06	12.83
MILLING	US$/Tonne	16.95	16.18	15.60	15.93	12. 96	16.61	9.82	13.04
I NDIRECT	US$/Tonne	8.70	6.01	3.13	4.55	5. 21	5.26	6.40	5.62
TOTAL PRODUCTION COST	US$/Tonne	43.13	37.34	23.34	29.11	29. 97	34.55	30.28	31.49

MINING	US$/Oz.	4.66	3.04	1.32	2.27	3. 59	2.48	3.66	3.17
MILLING	US$/Oz.	4.50	3.24	4.48	4.19	3. 94	3.25	2.56	3.23
INDIRECT	US$/Oz.	2.32	1.20	0.90	1.20	1. 59	1.03	1.67	1.39
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	0.54	0.35	0.21	0.29	0. 75	0.40	0.77	0.62
SMELTING AND REFINING COSTS	US$/Oz.	0.73	3.78	1.19	1.75	0. 58	3.22	4.45	2.85
BY-PRODUCT CREDITS	US$/Oz.	(2.45)	(3.23)	(0.53)	(1.50)	(2. 32)	(2.44)	(1.50)	(2.11)
TOTAL CASH COST PER OUNCE	US$/Oz.	10.30	8.38	7.57	8.20	8. 12	7.93	11.59	9.15
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	(0.54)	(0.35)	(0.21)	(0.29)	-	-	-	-
SMELTING AND REFINING COSTS	US$/Oz.	(1.27)	(3.78)	(1.41)	(2.04)	(1. 33)	(3.62)	(5.21)	(3.47)
DIRECT CASH COST	US$/Oz.	8.49	4.25	5.96	5.87	6. 79	4.32	6.38	5.69

		Year to Date June 30, 2010				Year to Date June 30, 2 009
		San Martin	La Parrilla	La Encantada	Tota l	San Martin	La Parrilla	La Encantada	Tota l
COST OF SALES	U S $	5,83 0,520	5 ,921,708	9 ,584 ,086	21 ,3 36 ,314	4 ,350 ,961	4 ,4 84 ,480	4 ,1 91 ,8 29	13 ,027 ,2 70
ADD: THIRD PARTY SMELTING & REFINING	U S$	287 ,166	2 ,730 ,225	3,3 15 ,277	6 ,332 ,6 68	2 45 ,2 93	2 ,002 ,6 11	2 ,5 83,4 96	4,8 31 ,4 00
DEDUCT : BY - PRODUCT CREDITS	U S$	(1,357,760)	(2,372,972)	(1,793,350)	(5,524,082)	(862,605)	(1,549,946)	(801,516)	(3,214,067)
DEDUCT : ROYALTIES	US$	-	(40,974)	-	(40,974)	-	-	-	-
ADD (DEDUCT): PROFIT SHARING	US$	(156,815)	-	(720,703)	(877,518)	-	-	-	-
INVENTORY CHANGES	US$	39,076	101,951	563,025	704,052	-	-	-	-
OT HE R N ON -C A SH C OST S	U S$	181	(12)	(3,986)	(3,817)	-	-	-	-
TOTAL CASH COST (A)	U S $	4,642,368	6,339,926	10,944 ,349	21,926,643	3,733,649	4,937,145	5,973,809	14,644,603
DEDUCT : THIRD PARTY SMELTING, REFINING,
TRANSPORT & OTHER SELLING COSTS	US$	(541,778)	(2,966,874)	(3,715,450)	(7,224,102)	(450,737)	(2,191,036)	(2,811,620)	(5,453,393)
DIRECT CASH COST (B)	US $	4,10 0,590	3,373,052	7,228,899	14,702,541	3,282,912	2,746,109	3,162,189	9,191,210

TONNES PRODUCED (Note 1)	TONNES	133,444	148,714	334,794	616,952	146,430	129,453	145,037	420,920
OUNCES OF SILVER PRODUCED (C) (Note 1)	OZ	553,013	750,911	1,383,506	2,687,430	516,086	593,300	648,297	1,757,683
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	75,266	130,675	119,969	325,910	58,088	116,454	65,828	240,370
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	628,279	881,586	1,503,475	3,013,340	574,174	709,754	714,125	1,998,053

TOTAL CASH COST PER OUNCE (A/C)	US$/OZ	8.39	8.4 4	7.91	8.16	7.23	8.32	9.21	8.33

TOTAL CASH COST PER OUNCE	US$/OZ	8.39	8.44	7.91	8.16	7.23	8.32	9.21	8.33
THIRD PARTY SMELTING, REFINING, TRANSPORT
AND OTHER SELLING COST PER OUNCE	US$/OZ	(0.98)	(3.96)	(2.69)	(2.69)	(0.48)	(3.38)	(3.99)	(2.75)
DIRECT CASH COST (B/C)	US$/OZ	7.41	4.48	5.22	5.47	6.76	4.95	5.23	5.58

MINING	US$/Tonne	16.90	16.75	7.55	11.79	10.38	12.36	12.75	11.81
MILLING	US$/Tonne	15.62	15.94	15.10	15.41	12.60	16.05	8.96	12.41
INDIRECT	US$/Tonne	8.39	5.95	4.30	5.58	5.32	4.77	5.62	5.26
TOTAL PRODUCTION COST	US$/Tonne	40.91	38.64	26.95	32.78	28.31	33.19	27.33	29.47

MINING	US$/Oz.	4.08	3.32	1.83	2.71	2.95	2.70	2.85	2.83
MILLING	US$/Oz.	3.77	3.16	3.65	3.54	3.58	3.50	2.00	2.97
INDIRECT	US$/Oz.	2.02	1.18	1.04	1.28	1.51	1.04	1.26	1.26
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	0.46	0.32	0.29	0.33	0.40	0.32	0.35	0.35
SMELTING AND REFINING COSTS	US$/Oz.	0.52	3.64	2.40	2.36	0.48	3.38	3.99	2.75
BY - PRODUCT CREDITS	US$/Oz.	(2.45)	(3.16)	(1.30)	(2.06)	(1.67)	(2.61)	(1.24)	(1.83)
TOTAL CASH COST PER OUNCE	US$/Oz.	8.39	8.44	7.91	8.16	7.23	8.32	9.22	8.33
TRANSPORT AND OTHER SELLING COSTS	US $/Oz.	(0.46)	(0.32)	(0.29)	(0.33)	-	-	-	-
SMELTING AND REFINING COSTS	US$/Oz.	(0.52)	(3.64)	(2.40)	(2.36)	(0.48)	(3.38)	(3.99)	(2.75)
DIRECT CASH COST	US$/Oz.	7.41	4.48	5.22	5.47	6.76	4.95	5.23	5.58

Note 1 – The table above does not include 261,957 silver ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,444,393 (US$2,348,346).

		Three Months Ended June 30, 2010					Year to Date June 30, 2010
INVENTORY RECONCILIATION:		San Martin	La Parrilla	La Encantada	Vancouver	Total	San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	10,926	110,956	32,897	-	154,779	7,443	116,539	39,713	-	163,695
Increase (reduction) of stockpile	OZ EQ	(8,844)	(36,474)	87,447	-	42,129	(5,361)	(42,057)	80,631	-	33,213
Transfer from pre-commerical stage	OZ EQ	-	-	191,598	-	191,598	-	-	191,598	-	191,598
Ending stockpile inventory	OZ EQ	2,082	74,482	311,942	-	388,506	2,082	74,482	311,942	-	388,506

Opening in process inventory	OZ EQ	19,419	19,989	22,256		61,664	21,241	22,521	50,077	-	93,839
Transfer from pre-commerical stage	OZ EQ	-	-	37,277	-	37,277	-	-	37,277	-	37,277
Inventory adjustments	OZ EQ	10,141	20,435	9,870		40,446	8,319	17,903	(17,951)	-	8,271
Ending in process inventory	OZ EQ	29,560	40,424	69,403	-	139,387	29,560	40,424	69,403	-	139,387

Opening finished goods inventory	OZ EQ	28,428	15,049	4,204	-	47,681	25,249	12,040	-	-	37,289
Production - silver equivalent ounces	OZ EQ	269,958	435,985	950,223	-	1,656,166	628,549	881,588	1,503,475	-	3,013,612
Shipments - silver equivalent ounces	OZ EQ	(286,297)	(429,773)	(889,677)	-	(1,605,747)	(633,274)	(874,985)	(1,465,900)	-	(2,974,159)
Transfer from pre-commerical stage	OZ EQ	-	-	2,351	-	2,351	-	-	2,351	-	2,351
Inventory adjustments	OZ EQ	(8,912)	(20,037)	(15,966)	-	(44,915)	(17,347)	(17,419)	11,209	-	(23,557)
Ending finished goods inventory	OZ EQ	3,177	1,224	51,135	-	55,536	3,177	1,224	51,135	-	55,536

Total ending inventory before transfers	OZ EQ	98,674	116,130	432,480	-	647,284	237,656	116,130	432,480	-	786,266
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	89,324	89,324		-	-	36,880	36,880
Transfers to coins, ingots and bullion inventory	OZ EQ	(63,855)	-	-	63,855	-	(202,837)	-	-	202,837	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(10,693)	(10,693)	-	-	-	(27,832)	(27,832)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(81,953)	(81,953)	-	-	-	(151,352)	(151,352)
Total inventory, all stages and products	OZ EQ	34,819	116,130	432,480	60,533	643,962	34,819	116,130	432,480	60,533	643,962

Value of ending inventory	CDN$	367,152	569,633	1,374,092	522,692	2,833,569	367,152	569,633	1,374,092	522,692	2,833,569
Value of ending inventory - Cdn$ per oz	CDN$	10.54	4.91	3.18	8.63	4.40	10.54	4.91	3.18	8.63	4.40
Exchange rate at period end		1.0606	1.0606	1.0606	1.0606	1.0606	1.0606	1.0606	1.0606	1.0606	1.0606
Value of ending inventory - US$ per oz	US$	9.94	4.62	3.00	8.14	4.15	9.94	4.62	3.00	8.14	4.15

		Three Month Ended June 2010					Year to Date June 2010
Cost of Sales Reconciliation		San Martin	La Parrilla	La Encantada	Vancouver	Total	San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	2,496,442	3,144,575	6,973,186	-	12,614,203	4,642,368	6,339,926	10,944,349	-	21,926,643
Inventory changes	US$	47,970	(18,740)	(738,950)	-	(709,720)	(39,076)	(101,951)	(563,025)	-	(704,052)
Byproduct credits	US$	594,543	1,214,600	491,995	-	2,301,138	1,357,760	2,372,972	1,793,350	-	5,524,082
Smelting and refining	US$	(176,149)	(1,418,320)	(1,100,507)	-	(2,694,976)	(287,166)	(2,730,225)	(3,315,277)	-	(6,332,668)
Royalties	US$	-	15,654	-	-	15,654	-	40,974	-	-	40,974
Profit sharing	US$	156,815	-	720,703	-	877,518	156,815	-	720,703	-	877,518
Other	US$	(310)	(1,851)	2,151	-	(10)	(181)	12	3,986	-	3,817
Cost of sales - Calculated	US$	3,119,311	2,935,918	6,348,578	-	12,403,807	5,830,520	5,921,708	9,584,086	-	21,336,314
Average CDN/US Exchange Rate		0.9744	0.9753	0.9722	-	0.9735	0.9673	0.9673	0.9673	-	0.9673
Booked Cost of Sales	CDN$	3,201,270	3,010,188	6,529,912	-	12,741,370	6,027,591	6,121,862	9,908,028	-	22,057,481
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	693,377	693,377	-	-	-	351,123	351,123
Total Cost of Sales as Reported	CDN$	3,201,270	3,010,188	6,529,912	693,377	13,434,747	6,027,591	6,121,862	9,908,028	351,123	22,408,604

Note 1 – Net of intercompany eliminations of $1,603,960 for the quarter ended March 31, 2010 and $629,250 for the quarter ended June 30, 2010.

REVIEW OF MINING OPERATING RESULTS

The production for the second quarter of 2010 consisted of 1,656,165 ounces of silver equivalent representing an increase of 73% compared to 957,936 ounces of silver equivalent produced in the second quarter of 2009, and an increase of 2% compared to 1,619,403 ounces of silver equivalent (including commercial and pre-commercial production) in the first quarter of 2010.

Production in the second quarter of 2010 consisted of 1,538,798 ounces of silver, an increase of 9% compared to the first quarter of 2010, and an increase of 86% compared to the second quarter of 2009. A total of 1,494,548 pounds of lead was produced, representing a decrease of 41% compared to the first quarter of 2010, and is a consistent level compared to the second quarter of 2010. Gold production in the second quarter of 2010 was 541 ounces, representing a decrease of 37% compared to the first quarter of 2010 and a decrease of 27% compared to the second quarter of 2009.

The ore processed during the second quarter of 2010 at the Company's three operating silver mines: the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine; amounted to 404,350 tonnes which is an increase of 20% from the first quarter of 2010 and an increase of 97% compared to the second quarter of 2009. Contained in this measure of ore processed is the 155,665 tonnes of tailings from the old tailings dam at Mineral La Encantada.

The average silver head grade in the second quarter of 2010 for the three mines decreased to 224 grams per tonne (“g/t”) silver compared to 253 g/t silver in the first quarter of 2010 but increased from the 189 g/t in the second quarter of 2009.

With the launch of the new processing plant at La Encantada which incorporates a mixture of old tailings with fresh ore, will be an expectation that the old tailings which average 150 g/t of silver, will have an effect of lowering recoveries and the average grade of ore processed. Total combined recoveries of silver at the Company’s three plants was 53% in the second quarter of 2010 compared to 66% in the first quarter of 2010 and second quarter of 2009.

A total of 5,063 metres of underground development was completed in the second quarter of 2010 compared to 5,100 metres completed in the first quarter of 2010. This program is important as it provides access to new areas within the different mines and prepares the mines for continuing growth of silver production.

A total of 3,090 metres of diamond drilling was completed in the second quarter of 2010 compared to 308 metres drilled in the first quarter of 2010 and consisted of definition drilling to assist in mining activity, resource upgrading and exploration at the Company’s three mines as well as a drilling program is presently underway at the La Esperanza area at the San Martin mine. A total of 363 metres were drilled in the second quarter of 2009.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via a combination of paved and unpaved roads. The La Encantada Silver Mine consists of 3,500 tonnes per day (“tpd”) cyanidation plant, a 1,000 tpd flotation plant, all related facilities and infrastructure, including a mining camp with 180 houses, administrative offices, and a private airstrip. The Company owns 100% of the La Encantada Silver Mine.

During the second quarter of 2010, the new 3,500 tpd mill achieved commercial production with an average throughput of 2,908 tpd during the quarter. Management announced in a news release that the new cyanidation plant was commercially operating effective April 1, 2010. Starting in the second quarter, all revenues and costs will be treated as normal course operations and recorded in the Company’s income statement rather than being capitalized as pre-production as was required in accordance with GAAP in the first quarter of 2010. The plant has been operating at full production levels since July 1, 2010, producing silver at a rate of over four million ounces of silver doré annually. To date, the Company has spent approximately $41.4 million (US$40.1 million) on the new cyanidation plant. Commencing with commercial operation of the new plant, the Company must begin to depreciate this asset over the remaining life of the asset. The depreciation expense associated with the new plant in the quarter ended June 30, 2010 was $669,452.

The new plant is now virtually complete with the only task remaining being the installation of the ‘Induction Furnaces’. The Company has fabricated its own gas furnaces to smelt the precipitated silver into doré bars until the new furnaces arrive and are installed along with a screw conveyor system. This plant is currently producing silver doré which are being shipped regularly to the refinery and as a result third party smelting and refining charges have decreased from US$3.63 per ounce in the second quarter of 2009 to their current level of US$0.90 per ounce.

With the cyanidation plant operating at close to full capacity and lead prices at relatively low levels, management decided to suspend production of lead concentrate at the flotation circuit and to pass the fresh ore directly to the new cyanidation plant after grinding the ore. Mineral economics were reviewed and it was concluded that the additional fresh ore was more valuable being processed directly through cyanidation rather than being processed through flotation prior to cyanidation. With the sole focus on silver doré production, we expect continued dramatically reduced smelting and refining costs at the La Encantada mine. The flotation circuit will be maintained in operating condition, in the event that lead prices increase in the future, so that lead concentrate production could be resumed.

Tonnes milled in the second quarter of 2010 increased to 264,552 tonnes compared to 194,750 tonnes in the first quarter of 2010, an increase of 36%. The average head grade was 248 g/t in the second quarter of 2010, representing a decrease of 32% when compared to 366 g/t in the first quarter of 2010 and an increase of 5% compared to the 237 g/t in the second quarter of 2009. Silver recovery in the second quarter of 2010 was 44% which is lower than the 56% achieved in the first quarter of 2010 and 50% in the second quarter of 2009. Recoveries decreased due to the start up process and fine tunning of the cyanidation mill associated with the halting of production through the flotation circuit and the direct feed of all material through the cyanidation plant.

A total of 950,223 equivalent ounces of silver were produced during the second quarter of 2010, which represents an increase of 17% compared to 815,209 equivalent ounces of silver (commericial and pre-commercial production) produced in first quarter of 2010 and an increase of 226% compared to the 291,430 equivalent ounces of silver produced in the second quarter of 2009. Silver production consisted of 921,078 ounces of silver, representing an increase of 27% compared with the 723,622 ounces (commercial and pre-commercial) produced in the first quarter of 2010 and an increase of 250% compared with the 263,321 ounces produced in the second quarter of 2009. Lead production for the second quarter of 2010 was 549,461 pounds which was decrease of 996,324 pounds or 64% compared to the first quarter of 2010 and a decrease of 20,251 or 4% compared to the second quarter of 2009.

Underground mine development consisted of 1,964 metres completed in the second quarter of 2010 compared to 2,033 metres of development completed in the first quarter of 2010, representing a decrease of 3%. This program focused on improving haulage and logistics for ore and waste that is transported by trucks from the mine, from several targets including the San Javier/Milagros Breccias, Azul y Oro including the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production in 2010 and to confirm additional Reserves and Resources.

A total of 1,898 metres of diamond drilling was completed in the second quarter of 2010 compared to no drilling in the first quarter of 2010.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine is a connected group of producing underground operations consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings including the San Marcos and the Quebradillas mines, located approximately 65 kilometres southeast of the city of Durango, Mexico. La Parrilla includes an 850 tpd mill consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Tonnes milled at La Parrilla were 75,271 tonnes in the second quarter of 2010, representing an increase of 2% when compared with the 73,443 tonnes milled in the first quarter of 2010, but an increase of 18% when compared with the 63,548 tonnes milled in the second quarter of 2009. The average head grade for the second quarter of 2010 was 205 g/t and was 8 g/t lower than the first quarter of 2010 and 9 g/t higher than the second quarter of 2010. Recoveries of silver in the second quarter was 76% and was consistent with the first quarter of 2010 and a 5% decrease from the 81% recovery in the second quarter of 2009.

Total silver production was 435,983 equivalent ounces of silver in the second quarter of 2010. This was a decrease of 9,619 equivalent ounces of silver or 2% compared to the first quarter of 2010 but an increase of 44,354 equivalent ounces of silver or 11% compared to the second quarter of 2009. The composition of the silver equivalent production in the second quarter of 2010 included 375,465 ounces of silver, 100 ounces of gold and 945,087 pounds of lead. This compares with 375,446 ounces of silver, 119 ounces of gold, 996,286 pounds of lead produced in the first quarter of 2010 and 324,972 ounces of silver, 221 ounces of gold, 923,450 pounds of lead in the second quarter of 2009.

A total of 1,780 metres of underground development was completed in the second quarter of 2010, compared to 1,704 metres in the first quarter of 2010. No diamond drilling was completed in the second quarter of 2010 compared to 37 metres in first quarter of 2010.

Development in the lower levels 8 and 9 of the Rosarios and La Rosa vein continued during the quarter providing access to Reserves and Resources that are going to be produced in the second half of the year. Also, access to level 10 was reached through a ramp which is providing further reserves and upgrading the indicated and inferred resources of the lower part of the Rosarios/La Rosa vein.

At the Quebradillas area, development was focused on the Q25 ore body which was indicated from a previous program of diamond drilling, having developed at strike and the upper part of the ore body for more than 80 metres. The access to this ore body will provide ore for the future production of zinc concentrates at the La Parrilla flotation plant. In July 2010 a modification was made to the flotation circuit to convert from bulk to selective concentrate production, and the circuit is now producing zinc and lead concentrates.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 900 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings, infrastructure and offices are located. The Company owns 100% of the San Martin Silver Mine. The mill has historically produced 100% of its production in the form of doré. In early 2008, a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resource at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit was placed in care and maintenance pending further capital investment to complete it when the economics improve.

Tonnes milled at the San Martin mine were 64,527 tonnes in the second quarter of 2010, representing a decrease of 6% when compared to the 68,917 tonnes milled in the first quarter of 2010 and decrease of 11% when compared to the 72,844 tonnes milled in the second quarter of 2010. The average head grade was 150 g/t in the second quarter of 2010, representing a decrease of 17% when compared to the 181 g/t in the first quarter of 2010 and an increase of 9% when compared to the 138 g/t in the second quarter of 2009.

Recoveries of silver in the second quarter of 2010 were consistent with the 78% achieved in the first quarter of 2010 and increased from the 74% achieved in the second quarter of 2009. Total production of 269,958 ounces of silver equivalent in the second quarter of 2010 was 25% lower than the 358,591 equivalent ounces of silver produced in the first quarter of 2010 and 2% lower than the 274,876 equivalent ounces of silver produced in the second quarter of 2009. The equivalent ounces of silver in the second quarter of 2010 consisted of 242,255 ounces of silver and 428 ounces of gold. This compares to 310,757 ounces of silver and 726 ounces of gold produced in the first quarter of 2010 and 239,427 ounces of silver and 525 ounces of gold in the second quarter of 2009.

During the second quarter of 2010, a total of 1,319 metres of underground development was completed compared to 1,363 metres in the first quarter of 2010. In addition, 1,192 metres of diamond drilling was completed in the second quarter of 2010 compared to 272 metres in the first quarter of 2010.

Exploration via short hole drilling into the footwall and hanging wall has shown success with the discovery of the new San Pedro area in 2009. This underground drilling program is continuing and is anticipated to result in structures similar to the San Pedro area and to continually provide additional oxide resources. The 2009 surface exploration program defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 grams per tonne of Ag on surface. The access road to this newly discovered vein began in the first quarter and is expected to be completed before summer. The diamond drilling program in the La Esperanza area is a high priority target, with drilling in progress through July and August and into the second half of 2010.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 392 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

In January 2010 the “Change of Use of Land Permit” for a new Flotation Plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation expected later this year. All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in Q4 2009 and Q1 2010. No immediate plans are in place to commence construction, however the Company anticipates a decision later in 2010. The Company is proceeding with developing a 1,250 metres ramp into the lower levels of the Del Toro to assist its planning process for this mine.

Real de Catorce Silver Project, San Luis Potosi, Mexico

The Real de Catorce Silver Project was acquired on November 13, 2009, through the acquisition of Normabec. As a result of the acquisition of Normabec, the Company owns 100% of the Real de Catorce Silver Project. The Real de Catorce mine is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares, with historical production of 230 million ounces between 1773 and 1990.

After the acquisition on November 13, 2009 of the historically famous Real de Catorce silver mine, the Company completed all of the transfer of ownership of the mining claims and the Mexican subsidiary Minera Real Bonanza. The Company is now preparing a plan to reconfirm the geologic information and to map out the future development activities in this very large silver mining district.

EXPLORATION PROPERTY UPDATES Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued as the Company focuses its capital investment on other higher priority projects, namely the Del Toro Silver Mine and Real de Catorce Silver Project.

RESULTS OF OPERATIONS

Three Months ended June 30, 2010 compared to Three Months ended June 30, 2009.

	For the Quarter Ended
	June 30, 2010	June 30, 2009
	$	$

Gross revenue	31,799,382	15,779,596	(1)
Net revenue	28,963,285	13,024,877	(2)
Cost of sales	13,434,747	9,459,868	(3)
Depreciation, depletion and amortization	2,380,032	1,772,464	(4)
Accretion of reclamation obligation	94,201	117,171
Mine operating earnings	13,054,305	1,675,374	(5)
General and administrative	2,406,842	2,114,312	(6)
Stock-based compensation	643,964	800,808	(7)
	3,050,806	2,915,120
Operating income	10,003,499	(1,239,746)	(8)
Interest and other expenses	(683,210)	(404,765)	(9)
Investment and other income	635,082	222,173	(10)
Foreign exchange gain (loss)	344,075	840,958	(11)
Income before taxes	10,299,446	(581,380)
Income tax expense - current	45,411	113,532
Income tax (recovery) - future	1,366,919	(1,731,328)
Income tax expense (recovery)	1,412,330	(1,617,796)	(12)
Net income for the quarter	8,887,116	1,036,416	(13)

Notes:

1.

Consolidated gross revenue (prior to smelting and refining and metal deductions) for the quarter ended June 30, 2010 was $31,799,382 or $19.58 (US$18.68) per ounce compared to $15,779,596 or $14.70 (US$12.60) per ounce for the quarter ended June 30, 2009 for an increase of $16,019,786 or 102%. The increase in the second quarter of 2010 is attributable to a 51% increase in equivalent silver ounces as the new La Encantada processing plant began commercial sales on April 1, 2010; as well, a 48% increase in US$ silver prices in the current quarter compared to the second quarter of 2009. In addition, there were foreign exchange effects due to the strength of the Canadian dollar compared to the U.S. dollar during the period compared to the same period in 2009 which had a negative effect on revenue of 14% as the shipments are valued in U.S. dollars.

2.

Net revenue for the three months ended June 30, 2010 increased by $15,938,408 or 122% to $28,963,285 from $13,024,877 in the second quarter of 2009, due to the same increases that affected consolidated gross revenue in the second quarter of 2010. In addition, lower smelting and refining charges per ounce (9% of gross revenue compared to 17% in the second quarter of 2009) contributed to the increase in net revenue in the second quarter of 2010.

3.

Cost of sales increased by $3,974,879 or 42%, to $13,434,747 in the second quarter of 2010 from $9,459,868 in the same quarter of 2009. This increase in cost of sales was accomplished while increasing the equivalent silver ounces sold by 51% from the quarter ended June 30, 2009. In the second quarter of 2010, the Company processed higher grade ore than the comparative period in 2009.

4.

Depreciation, depletion and amortization has increased by $607,568 or 34% to $2,380,032 in the second quarter of 2010 from $1,772,464 in the same quarter of 2009, due primarily to the additional $669,452 of depreciation and amortization related to the new La Encantada mill that shifted into commercial stage effective April 1, 2010, starting the depreciation and amortization expenses in this period.

5.

Mine operating earnings increased by $11,378,931 or 679% to $13,054,305 for the quarter ended June 30, 2010 compared to $1,675,374 for the same quarter in the prior year. This is primarily due to the $15,938,408 increase in net revenue and offset by the higher cost of sales and depreciation, depletion and amortization expenses during the second quarter of 2010.

6.	General and administrative expenses increased by $292,530 or 14% compared to the prior year primarily due to an aggressive investor relations compaign and a small increase in salaries and benefits.

7.	Stock-based compensation decreased by $156,844 or 20% due to fewer options vesting in the second quarter of 2010.

8.

Operating income increased by $11,243,245 or 907% to $10,003,499 for the quarter ended June 30, 2010 compared to an operating loss of $1,239,746 for the quarter ended June 30, 2009, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

9.

During the quarter ended June 30, 2010, interest and other expenses increased by $278,445 or 69% to $683,210 compared to $404,765 for the quarter ended June 30, 2009 and is primarily due to interest charges relating to the debt facilities with FIFOMI for the completion of the MLE cyanidation plant and the pre- payment facility associated with the advances for the sale of lead concentrates. Also, the current quarter includes an assessment of $230,308 by the Mexican tax authorities relating to import duties from the years 1996 to 2004.

10.

Investment and other income increased by $412,909 or 186% compared to the same quarter in the prior year. The increase is primarily attributed to the realized gain of $634,501 recorded on the silver futures and a gain of $15,499 on disposal of marketable securities during the second quarter of 2010.

11.

The Company experienced a foreign exchange gain of $344,075 in the quarter ended June 30, 2010 compared to a foreign exchange gain of $840,958 in the quarter ended June 30, 2009 due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar.

12.

During the quarter ended June 30, 2010, the Company recorded an income tax expense of $1,412,330 compared to a recovery of $1,617,796 in the quarter ended June 30, 2009, and this is reflective of earnings and would consist primarily of non-cash future income taxes arising from temporary timing differences and utilization of tax loss carryforwards. The Company has sufficient tax loss carryforwards to offset the current taxable earnings in the period.

13.

As a result of the foregoing, net income for the quarter ended June 30, 2010 was $8,887,116 or basic earnings per share of $0.10 compared to a net income of $1,036,416 or $0.01 per common share in the quarter ended June 30, 2009, for an increase of $7,850,700 or 757% compared to the same period in the prior year.

Six Months ended June 30, 2010 compared to Six Months ended June 30, 2009.

	For the Six Months Ended
	June 30, 2010	June 30, 2009
	$	$

Gross revenue	53,735,094	33,243,733	(1)
Net revenue	47,180,899	27,411,749	(2)
Cost of sales	22,408,604	17,758,681	(3)
Depreciation, depletion and amortization	4,178,023	3,201,598	(4)
Accretion of reclamation obligation	187,921	233,210
Mine operating earnings	20,406,351	6,218,260	(5)
General and administrative	4,393,465	3,932,315	(6)
Stock-based compensation	1,344,143	1,697,548	(7)
	5,737,608	5,629,863
Operating income	14,668,743	588,397	(8)
Interest and other expenses	(1,245,649)	(764,971)	(9)
Investment and other income	621,933	512,017	(10)
Foreign exchange gain (loss)	416,100	(111,908)	(11)
Income before taxes	14,461,127	223,535
Income tax expense - current	63,972	171,582
Income tax (recovery) - future	2,494,244	(1,924,160)
Income tax expense (recovery)	2,558,216	(1,752,578)	(12)
Net income for the period	11,902,911	1,976,113	(13)
Earnings per share - basic	0.13	0.02

1.

Gross revenue (prior to smelting and refining charges and metal deductions) for the six month period ended June 30, 2010 was $53,735,094 compared to $33,243,733 for the six month period ended June 30, 2009 for an increase of $20,491,361 or 62%. A 41% increase in silver equivalent ounces sold in the first half of 2010, compared to the first half of 2009, contributed to this increase. Silver prices were higher in 2010 than the comparative period in 2009, however, the stronger Canadian dollar compared to the U.S. dollar offset a portion of the favourable increase in gross revenue as silver shipments are valued in U.S dollars and translated into Canadian dollars for financial statement presentation. The average gross revenue per ounce sold on a consolidated basis was Cdn$18.39(US$17.78) per ounce for the six months ended June 30, 2010 compared to Cdn$16.06 (US$13.32) per ounce for the six months ended June 30, 2009, and compared to the Comex average of US$17.63 for the same period.

2.

Net revenue for the six months ended June 30, 2010 increased by $19,769,150 or 72%, from $27,411,749 in the first half of 2009 to $47,180,899 in the first half of 2010. Smelting and refining charges and metal deductions decreased from 18% to 12% of consolidated gross revenue during the six-month period ended June 30, 2010 compared to the six months ended June 30, 2009, and reflects the reductions in smelting and refining charges related to sales of silver doré and precipitates compared to silver concentrates.

3.

Cost of sales increased by $4,649,923 or 26% from $17,758,681 to $22,408,604 for the six months ended June 30, 2010. Total equivalent ounces of silver sold for six months ended June 30, 2010, was 2,922,503 ounces whereas for the six months ended June 30, 2009, the total equivalent ounces of silver sold was 2,069,724 ounces, for an increase of 852,779 equivalent ounces or 41%.

4.

Depreciation, depletion and amortization has increased by $976,425 or 30% to $4,178,023 in the six months ended June 30, 2010 compared to $3,201,598 in the six months ended June 30, 2009 and is primarily attributed to an additional $669,452 of depreciation expenses of the new processing plant at the La Encantada mine which achieved commercial production status effective April 1, 2010, and which requires the commencement of depreciation and amortization. Additional tonnage milled in the La Encantada cyanidation plant has increased depletion expense by $208,176 for the period. Also, in the six months ended

June 30 2009, the San Martin mine extracted less tonnage from reserves, and more tonnage was extracted from areas outside of reserves which had an impact on the depletion expense in the same period in 2009.

5.

Mine operating earnings increased by $14,188,091 or 228% to $20,406,351 for the six month period ended June 30, 2010 compared to $6,218,260 for the same period in prior year. This is primarily due to the $19,769,150 increase in net revenue and offset by the higher cost of sales and depreciation, depletion and amortization expense during the six months ended June 30, 2010.

6.

General and administrative expenses increased by $461,150 or 12% in the six months ended June 30, 2010 compared to the same period in the prior year and is primarily due to the small increase in salaries and benefits and an aggressive program of investor relations.

7.	Stock-based compensation decreased by $353,405 or 21% due to fewer stock options vesting in the six months ended June 30, 2010 compared to the prior year.

8.

Operating income increased by $14,080,346 or 2,393%, from $588,397 for the period ended June 30, 2009 to $14,668,743 for the period ended June 30, 2010. The increase is attributable to the $14,188,091 increase of mine operating earnings, and $353,405 reduction in stock-based compensation but it was partially offset by an increase of $461,150 in general and administration expenses.

9.

Interest and other expenses increased by $480,678 or 63% in the six month period ended June 30, 2010 compared to the prior year and is primarily attributed to additional interest on capital leases and financing cost relating to advance payments on silver shipments.

10.	Investment and other income increased by $109,916 or 21% and is primarily attributed to an increase in realized gains on silver futures.

11.

There was a foreign exchange gain of $416,100 for the six month period ended June 30, 2010, compared to a loss of $111,908 in the six month period ended June 30, 2009, due to the effect of a weakening U.S. dollar on outstanding U.S. dollar denominated liabilities.

12.

During the six months ended June 30, 2010, the Company recorded an income tax expense of $2,558,216 compared to a tax recovery of $1,752,578 in the six months ended June 30, 2009 and is reflective of earnings and would consist primarily of non-cash future income taxes arising from temporary timing differences and utilization of tax loss carryforwards. In 2009, the recovery was also attributed to a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which increased the tax loss carryforwards.

13.

Net income for the six months ended June 30, 2010 was $11,902,911 or $0.13 per common share (basic) compared to net income of $1,976,113 or $0.01 per common share in 2009, for an increase of $9,926,798 or 502%.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters.

	Quarter	Net sales revenues $	Net income (loss) after taxes $	Basic and diluted net income (loss) per common share $	Stock-based compensation (8) $	Note
Year ended December 31, 2010	Q2	28,963,285	8,887,116	0.10	643,964	1
	Q1	18,217,614	3,015,795	0.03	700,179	2
Year ended December 31, 2009	Q4	18,374,117	2,492,488	0.03	1,099,386	3
	Q3	13,724,803	1,841,623	0.02	505,847	4
	Q2	13,024,877	1,036,416	0.01	800,808	5
	Q1	14,386,872	939,698	0.01	896,739	6
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	7
	Q3	10,817,211	(374,245)	(0.01)	1,035,864

Notes:

1.

In the quarter ended June 30, 2010, net sales increased by $10,745,671 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. The net sales and net income was positively affected by an increase of the average gross revenue per ounce realized of $19.58 (US$18.68) in the quarter ended June 30, 2010 compared to $16.89(US$16.23) in the quarter ended March 31, 2010.

2.

In the quarter ended March 31, 2010, net sales revenue was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.89 (US$16.23) in the quarter ended March 31, 2010 compared to $18.71 (US$17.72) in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million profit from pre-commercial sales).

3.

In the quarter ended December 31, 2009, net sales revenue increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to US$17.72 in the quarter ended December 31, 2009, compared to US$15.07 in the prior quarter ended September 30, 2009.

4.

In the quarter ended September 30, 2009, net sales revenue increased due to rising prices. The average gross revenue per ounce of silver realized was US$15.07 in the quarter ended September 30, 2009, increasing from US$12.60 in the prior quarter ended June 30, 2009.

5.	In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

6.

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

7.

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metal settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million relating to net U.S. monetary liabilities in the fourth quarter of 2008.

8.

Stock-based Compensation - the net income (losses) are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

Revenues In Accordance With Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including associated metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and after elimination of the intercompany shipments of silver being minted into coins, ingots and bullion products. The following is an analysis of the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP in Canadian and US currencies. Gross revenues are divided by shipped ounces of silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis	Quarter Ended June 30,		Year to Date June 30,
	2010 $	2009 $	2010 $	2009 $
MEXICO
Gross revenues - silver dore bars and concentrates	31,192,222	16,195,889	54,030,845	32,465,574
Less: refining and smelting charges, transportation and other selling expenses	(1,901,585)	(2,165,720)	(4,670,875)	(4,706,462)
Less: metal deductions	(1,234,911)	(588,999)	(2,235,320)	(1,125,522)
Net revenue from silver dore and concentrates	28,055,726	13,441,170	47,124,650	26,633,590
Equivalent ounces of silver sold	1,605,748	1,032,851	2,974,159	2,029,446
Average gross revenue per ounce sold ($CDN)	19.43	15.68	18.17	16.00
Average exchange rate in the period ($US/$CDN)	1.0483	1.1672	1.0343	1.2062
Average gross revenue per ounce sold ($US)	18.53	13.43	17.56	13.26
CANADA
Gross revenues - silver coins, ingots and bullion	1,648,898	1,807,629	2,981,520	3,002,081
Equivalent ounces of silver sold, from Mexican production	81,953	103,867	151,182	171,487
Average gross revenue per ounce sold ($CDN)	20.12	17.40	19.72	17.51
Average exchange rate in the period ($US/$CDN)	1.0483	1.1672	1.0343	1.2062
Average gross revenue per ounce sold ($US)	19.19	14.91	19.07	14.51
CONSOLIDATED
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	32,841,120	18,003,518	57,012,365	35,467,655
Less: intercompany eliminations	(1,041,738)	(2,223,922)	(3,277,271)	(2,223,922)
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	31,799,382	15,779,596	53,735,094	33,243,733
Less: refining and smelting charges, net of intercompany	(1,887,793)	(2,165,720)	(4,624,310)	(4,706,462)
Less: metal deductions, net of intercompany	(948,304)	(588,999)	(1,929,885)	(1,125,522)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	28,963,285	13,024,877	47,180,899	27,411,749
Equivalent ounces of silver sold (after interco. eliminations)	1,623,844	1,073,129	2,922,505	2,069,724
Average gross revenue per ounce sold ($CDN)	19.58	14.70	18.39	16.06
Average exchange rate in the period ($CDN/$US)	1.0483	1.1672	1.0343	1.2062
Average gross revenue per ounce sold ($US)	18.68	12.60	17.78	13.32
Average market price of per ounce of silver per COMEX ($US)	18.35	13.76	17.63	13.17

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore sales receipts in the quarter ended March 31, 2010 of $4,718,618 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period was not recorded as a sales revenues but instead was recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,663,086 was in the connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period since inauguration of the plant. Effective April 1, 2010, the cyanidation plant was considered to have reached a commercial stage of production and all sales were included in the above table.

LIQUIDITY

At June 30, 2010, the Company had working capital of $14.4 million and cash and cash equivalents of $15.9 million compared to working capital of $4.8 million and cash and cash equivalents of $5.9 million at December 31, 2009. Working capital increased by $9.6 million as a result of $12.5 million generated from operating activities, consisting of an increase in inventory by $2.0 million primarily attributed to the La Encantada cyanidation plant for various stages of mineral inventory and the warehouse inventory, and an increase of $0.8 million in prepaid expenses and other relating to advances to suppliers and contractors. Accounts payable and accrued liabilities increased by $3.7 million due to timing of payments to vendors and accrual of the employee profit sharing plan as per Mexican government legislation . The current portion of debt facilities increased by $0.5 million, relating to the increase in the pre-payment facility the Company has drawn relating to the lead concentrates compared to as at December 31, 2009. Also, the current portion of capital leases decreased by $0.8 million due to payments during the period.

During the quarter ended June 30, 2010 the Company invested $2.6 million into the acquisition, exploration and development of its mineral properties and a further $3.0 million in additions to plant and equipment

The Company is accumulating cash in treasury to restore funds which were consumed during the completion of the La Encantada processing plant project.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. The Company has no exposure to and has not invested in any asset backed commercial paper securities.

The Company is assessing its continuing expansion plans and the associated funds requirements but is deferring any new financings until its plans have reached a definitive stage.

2010 OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2010. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

The Company recently completed a revision of its budget expectations for the second half of 2010. Based on this detailed review of costs and production, it is believed that the Company is likely to achieve its production target of 6.3 million silver ounces (6.9 million ounces of silver equivalents) in 2010. The Company is also continuing to review opportunities to maximize its profit per ounce of silver while continuing to find efficiencies which will lower its costs and compensate for higher fuel and energy costs and a stronger Mexican currency relative to the US dollar. These efforts are being made with an attempt to reduce total US$ cash costs per ounce, maximizing average US$ gross revenue per ounce in order to continue to improve operating income through the second half of 2010.

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2010, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes. Derivative instruments are carried at fair value.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended June 30, 2010, there were no significant transactions with related parties.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

CONTRACTUAL OBLIGATIONS

The Company’s liabilities have contractual maturities which are summarized below:

		Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$1,741,271	$1,372,510	$368,761	$-	$-
FIFOMI Loan Facilities	4,298,774	1,417,759	1,728,598	1,152,417	-
Trafigura Prepayment Facility	627,681	627,681	-	-	-
Real de Catorce Payments (1)	1,272,720	1,272,720	-	-	-
Purchase Obligations (2)	95,000	95,000	-	-	-
Asset Retirement Obligations	4,660,588	-	-	-	4,660,588
Accounts Payable and Accrued Liabilities	14,917,025	14,917,025	-	-	-
Total Contractual Obligations	$27,613,059	$19,702,695	$2,097,359	$1,152,417	$4,660,588

(1)	Contract commitments to acquire surface rights and geological information relating to the Real de Catorce Project.

(2)	Contract commitments for construction materials and equipment for the La Encantada mill expansion project.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2009. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2009. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at June 30, 2010.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at June 30, 2010, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

FUTURE ACCOUNTING CHANGES

Business Combinations, Consolidations and Non-controlling interests

The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has adopted these new standards for the period ended June 30, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the quarter ending March 31, 2011, and will be required to prepare a revised opening balance sheet as at January 1, 2010, and provide information that conforms to IFRS for comparative periods presented.

The Company has developed an IFRS changeover plan which addresses the key areas such as accounting policies, financial reporting, disclosure controls and procedures, information systems, education and training and other business activities.

The Company commenced its IFRS conversion project during the second quarter of 2009 and has established a conversion plan and an IFRS project team. The IFRS conversion project is comprised of three phases: i) project planning, scoping and preliminary impact analysis; ii) detailed diagnostics and evaluation of financial impacts, selection of accounting policies, and design of operational and business processes; and iii) implementation and review.

The Company is in the second phase of its conversion plan and has completed a detailed analysis of the standards, including the evaluation of policy choices for those standards that may have an impact on its financial statements, business processes and systems.

Management is in the process of quantifying the expected material differences between lFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected in key accounting areas. The Company cannot reasonably determine the full impact that adopting IFRS would have on its financial statements at this time. As a result, it is unable to quantify the impact of adopting IFRS on the financial statements as at June 30, 2010.

The Company is continuing to monitor developments in standards and interpretations of standards and industry practices. Due to anticipated changes to IFRS and International Accounting Standards prior to the adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise.

The following list, though not exhaustive, identifies some of the changes in key accounting policies due to the adoption of IFRS:

Standards	Difference from GAAP	Potential Impact
Presentation and disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In addition, classification and presentation may be different for some balance sheet items.	The increased disclosure requirements will cause the Company to change financial reporting processes to ensure the appropriate data is collected. The Company is analyzing the impact of classification and presentation changes.

Standards	Difference from GAAP	Potential Impact
First time Adoption of IFRS (IFRS 1)	IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. With regards to the IFRS transition, the Company continues to analyze the optional exemptions available under IFRS 1.	The adoption of certain exemptions will impact the January 1, 2010 opening balance sheet adjustments. The Company continues to assess the appropriateness of the accounting policies applied under IFRS both at the time of transition and following transition.
Property, Plant and Equipment (IAS 16)	IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as determined in accordance with IFRS. IAS 16 permits the revaluation of PPE to fair value.	Potentially material components within processing plants will have shorter useful lives than the entire plant, requiring increased amortization expenses.
Impairment of Long-lived Assets (IAS 36)	IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cashflows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.	The differences in methodology may result in asset impairments upon transition to IFRS. The Company is currently assessing the potential impact on long-lived assets which may require further writedowns relating to impairments.
Asset Retirement Obligations (IAS 37)	Differences include the basis of estimation for undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.	IFRS 1 provides an exemption which allows the Company to recognize reclamation and closure costs obligations, estimate costs of the related mining properties using risk free rates, and recalculating depreciation and depletion of assets at fair value as at January 1, 2010.
Income Taxes (subject to adoption at transition of a revised IAS 12 standard)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.	Deferred tax assets may be derecognized at transition. This standard is in-transition since IAS 12 was withdrawn in November 2009 and the AcSB will adopt the converged standard at changeover to IFRS. The Company is assessing the changes but the changes are not likely significant.
Functional Currency (IAS 21)	IAS 21 requires the Company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.	IFRS 1 provides an exemption that allows a Company to reset its cumulative translation account to zero at the date of transition, with the balance being transferred to opening retained earnings.
Business Combinations (IFRS 3)	Under GAAP, the new HB section 1582 is effective January 1, 2011 to converge with IFRS and early adoption is permitted.	Early adoption of HB section 1582 is permitted, and the Company plans to early adopt this section for the year ended December 31, 2010. IFRS 1 will allow IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.
Leases (IAS 17)	IFRS classifies leases as either financing or operating leases and classification depends on whether substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred from the lessor to the lessee, and is made at the inception of the lease. There are no quantitative thresholds similar to GAAP.	The Company is developing internal indicators to assist in lease classification under IFRS.
Borrowing Costs (IAS 23)	IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset.	IFRS 1 allows companies to capitalize borrowing costs relating to all qualifying assets prospectively on adoption.
Stock-based Compensation (IFRS 2)	Under Canadian GAAP, obligations for cash payments under stock-based compensation plans are accrued using the intrinsic method, compared to the fair value method under IFRS.	While the carrying value of each reporting period will be different under IFRS, the cumulative expense recognized over the life of the instrument will be the same. The Company will adopt this change prospectively using the IFRS 1 exemption for share units that vest prior to January 1, 2010.

Other important considerations during the IFRS transition are the following:

Internal control over financial reporting (“ICFR”) – for all accounting policy changes identified, the Company will assess the impact on the ICFR design and effectiveness implications and will ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

Disclosure controls and procedures (“DC&P”) – for all accounting policy changes identified an assessment of DC&P design and effectiveness implication will be analyzed to address any issues with respect to DC&P during IFRS transition.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management has been remediating internal controls since 2009, and is proceeding on a course of strengthening internal controls in accounting systems in Mexico and Canada. The risk of material error is mitigated by extensive management reviews of financial and operating reports, account reconciliations and analyses in both Mexico and Canada, as well as monthly audit committee reviews. Significant progress on management’s remediation plan has been achieved, and management expects the remainder of its current plan to be completed by the end of 2010.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico, however these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at June 30, 2010.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2009.